Prudential Sector Funds, Inc.

Gateway Center Three

100 Mulberry Street

Newark, New Jersey 07103

July 20, 2005

Via Edgar

Mr. Larry Greene
Securities and Exchange Commission
Division of Investment Management
450 Fifth Street, N.W., Mail Stop 3-9
Washington, D.C. 20549

Re:          Prudential Sector Funds, Inc.
Registration Statement on Form N-14
File Nos. 333-125346 and 811-03175

Dear Mr. Greene:

On behalf of Prudential Technology Fund (doing business as Jennison Technology Fund) (the Jennison Technology Fund”), a series of Prudential Sector Funds, Inc. (doing business as Jennison Sector Funds, Inc.), we are responding to oral comments given by Larry Greene of the Securities and Exchange Commission (the “Commission”), during telephone conversations with Claudia DiGiacomo on June 15, 2005 and June 16, 2005.

 The comments were addressed to pre-effective amendment no. 1 to the registration statement on Form N-14 which was filed via EDGAR on June 10, 2005 (the “N-14”), pursuant to Rule 14a-6(a) under the Securities Exchange Act of 1934 (the “Exchange Act”), for use in connection with a special meetings of the shareholders of each of the Strategic Partners Technology Fund, a series of Strategic Partners Mutual Funds, Inc. (the “SP Technology Fund”) and Strategic Partners OTC Fund, a series of the Strategic Partners Mutual Funds, Inc. (the “SP OTC Fund” and, together with the Jennison Technology Fund and the SP Technology Fund, the “Funds”).

For your convenience, your comments are presented in summary form below, in italics, and each comment is followed by our response.

Comments relating to the combined Proxy Statement and Prospectus for the acquisition of the assets of the SP Technology Fund by and in exchange for shares of the Jennison Technology Fund

1.             Comment:  Comparison of Other Policies of the Funds (page 5): (a) If the Funds invest in emerging market securities please include additional risk disclosure. (b) In the section entitled “Fixed Income Obligations,” please use the same term for fixed-income obligations and debt securities.

Response:  (a) Additional disclosure relating to the risks of developing countries has been added to the section entitled “Risks of Investing in the Funds” on page 7. (b) The referenced disclosure has been revised.

2.             Comment:  Portfolio manager compensation disclosure (pages 13 to 16): Please only disclose the types of compensation that were actually paid as of each Fund’s fiscal year end to a portfolio manager of the Funds by the applicable subadviser.

Response:  The disclosure has been revised to only describe the types of compensation that were actually paid to a portfolio manager for the Funds by the applicable subadviser as of the applicable fiscal year end.

3.             Comment: Portfolio Holdings (page 19):  Revise the disclosure to reflect the name of the entities that are the traditional external recipients/vendors.

Response:  The disclosure has been revised as requested.

4.             Comment:  Fees and Expenses (Pages 26 to 28):  (a) Delete “estimated” in the Distribution (12b-1) Fees line item. (b) Can the Adviser recoup the waiver on the Class A shares.  (c) The fee tables should reflect all possible combinations for the Jennison Technology Fund, including the proposed SP OTC Fund reorganization.

Response:  (a) The disclosure has been revised as requested.  (b)  The Adviser cannot recoup the waiver on the Class A shares. (c)  The disclosure has been revised as requested.

5.             Comment:  Expenses Examples (Pages 29 to 30): The expense examples should reflect all possible combinations for the Jennison Technology Fund, including the proposed SP OTC Fund reorganization.

Response:  The disclosure has been revised as requested.

6.             Comment:  Information About the Reorganization (page 35): Please revise the last sentence of the first paragraph to clarify that the SP Technology Fund reorganization and the SP OTC Fund reorganization are not contingent upon each reorganization being approved.

Response:  The disclosure has been revised as requested.

7.             Comment:  Capitalization of the Funds and Capitalization After the Reorganization (pages 38 to 39): (a) Please provide the total net assets and total shares outstanding for each Fund and pro forma for the reorganization. (b) The capitalization tables should reflect all possible combinations for the Jennison Technology Fund, including the proposed SP OTC Fund reorganization.

Response:  The requested disclosure has been added.

8.             Comment:  Voting Information (page 39): (a) Explain how broker non-votes and abstentions will be voted by the SP Technology Fund. (b) Please delete the repetitive phrase “,including separate proxy cards” that appears in the third paragraph on page 40.

Response:  (a) The requested disclosure has been added.  (b) The referenced disclosure has been deleted.

9.             Comment:  Shareholder Proposals (page 42): Please clarify that the first sentence in the second paragraph relates to shareholders of the Company and include disclosure regarding notice requirements for shareholders to submit a proposal from the floor of a shareholder meeting pursuant to Rule 14a-5(e)(2).

Response:  The disclosure has been revised as requested.

Comments relating to the combined Proxy Statement and Prospectus for the acquisition of the assets of the SP OTC Fund by and in exchange for shares of the Jennison Technology Fund

10.           Comment:  Comparison of Other Policies of the Funds (page 5): (a) If the Funds invest in emerging market securities please include additional risk disclosure.

Response:  (a) Additional disclosure relating to the risks of developing countries has been added to the section entitled “Risks of Investing in the Funds” on page 7.

11.           Comment:  Portfolio manager compensation disclosure (pages 14 to 16): Please only disclose the types of compensation that were actually paid as of each Fund’s fiscal year end to a portfolio manager of the Funds by the applicable subadviser.

Response:  The disclosure has been revised to only describe the types of compensation that were actually paid to a portfolio manager for the Funds by the applicable subadviser as of the applicable fiscal year end.  Where no changes were made, the subadviser confirmed that all the types of compensation disclosed were actually paid to a portfolio manager.

12.           Comment: Portfolio Holdings (page 19):  Revise the disclosure to reflect the name of the entities that are the traditional external recipients/vendors.

Response:  The disclosure has been revised as requested.

13.           Comment:  Fees and Expenses (Pages 25 to 28):  (a) Delete “estimated” in the Distribution (12b-1) Fees line item. (b) Can the Adviser recoup the waiver on the Class A shares?  (c) The fee tables should reflect all possible combinations for the Jennison Technology Fund, including the proposed SP OTC Fund reorganization.

Response:  (a) The disclosure has been revised as requested.  (b)  The Adviser cannot recoup the waiver on the Class A shares. (c)  The disclosure has been revised as requested.

14.           Comment:  Expenses Examples (Pages 29 to 30): The expense examples should reflect all possible combinations for the Jennison Technology Fund, including the proposed SP OTC Fund reorganization.

Response:  The disclosure has been revised as requested.

15.           Comment:  Information About the Reorganization (page 35): Please revise the last sentence of the first paragraph to clarify that the SP Technology Fund reorganization and the SP OTC Fund reorganization are not contingent upon each reorganization being approved.

Response:  The disclosure has been revised as requested.

16.           Comment:  Capitalization of the Funds and Capitalization After the Reorganization (pages 38 to 39): (a) Please provide the total net assets and total shares outstanding for each Fund and pro forma for the Reorganization. (b) The capitalization tables should reflect all possible combinations for the Jennison Technology Fund, including the proposed SP OTC Fund reorganization.

Response:  The requested disclosure has been added.

17.           Comment:  Voting Information (page 39): (a) Explain how broker non-votes and abstentions will be voted by the SP OTC Fund. (b) Please delete the repetitive phrase “,including separate proxy cards” that appears in the third paragraph on page 40.

Response:  (a) The requested disclosure has been added.  (b) The referenced disclosure has been deleted.

18.           Comment:  Shareholder Proposals (page 42): Please clarify that the first sentence in the second paragraph relates to shareholders of the Company and include disclosure regarding notice requirements for shareholders to submit a proposal from the floor of a shareholder meeting pursuant to Rule 14a-5(e)(2).

Response:  The disclosure has been revised as requested.

The Jennison Technology Fund acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Jennison Technology Fund from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (iii) the Jennison Technology Fund may not assert a declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions, please do not hesitate to call me at 973-802-5032.

Very truly yours,

/s/ Claudia DiGiacomo
Claudia DiGiacomo